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                                                                      EXHIBIT 12


                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

         Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                 (In millions)



                                                       Six Months
                                                      Ended June 30,
                                                   ------------------
                                                    1998        1997
                                                   ------      ------

Earnings:
Income before taxes                                $118.6      $122.7
Add (deduct):
   Income taxes of 50% owned affiliates               0.9         1.4

   Equity in income of less than 50%
      owned affiliates                               (0.7)       (1.8)

   Dividends received from less
     than 50% owned affiliates                        1.4         1.7


   Interest capitalized, net of amortization          0.2        (0.4)

   Fixed charges as described below                  18.7        22.9
                                                   ------      ------

         Total                                     $139.1      $146.5
                                                   ======      ======

Fixed Charges:
   Interest expense                                 $ 9.7      $ 15.1

   Estimated interest factor in rent expense          9.0         7.8
                                                   ------      ------

         Total                                     $ 18.7      $ 22.9
                                                   ======      ======

Ratio of earnings to fixed charges                    7.4         6.4
                                                   ======      ======